Supplemental Explanation: Gold Resource at the Pony Creek Property,
Elko County, Nevada (T28N, R53E AND T29N, R53E)

R. H. Russell
July 11, 2005

Introduction

A total of 175 drill holes have been completed on the Pony Creek property from 1981 through 2003. No additional drill holes have been completed since that time. Total drill footage is 95,511 feet for an average of 546 feet per hole. A total of 66 holes were drilled as angle holes while the other 109 holes were drilled at 90° . Of the 151 drill holes drilled within the area of Resource Potential (Figures 3 and 4 in Russell, 2004) 88, or 58%, have gold intercepts of at least 5 feet of 0.010 ounces per ton (50.3% of all 175 holes). Using a cutoff of 20 feet of 0.015 oz/ton Au, 32% of the 151 drill holes in the area of Resource Potential have a weighted average of 0.044 oz/ton Au (27.4% of all 175 holes). Average composite thickness of the intercepts at the cutoff of 20 feet of 0.015 oz/ton Au is 36 feet. Any percentage of mineralized drill holes is currently skewed by the fact that many of the drill holes were drilled as a follow-up of previously encountered gold mineralization (Abbott, 2003; Russell, 2004). The available data are not complete enough to determine the relationship between the true thickness of the gold intercepts and the length of the intercept in the drill holes. In most cases, the orientation of the mineralization is unknown.

Definitions

According to 1999 Society for Mining, Metallurgy and Exploration (SME) guidelines for the presentation of resources and reserves, the terms measured, indicated and inferred refer to resources, and proven and possible refer to reserves. This terminology is also adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM, 2000). In the preparation and reporting of the Pony Creek gold resource, the following SME (1999) definitions were used:

     Resource: "A 'Mineral Resource' is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust (a deposit) in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. Portions of a deposit that do not have reasonable prospects for eventual economic extraction must not be included in a Mineral Resource...... The term reasonable prospects for eventual economic extraction implies a judgment (albeit preliminary) by the Competent Person in respect of the technical and economic factors likely to influence the prospect of economic extraction, including the approximate mining parameters. In other words, a Mineral Resource is not an inventory of all mineralization drilled or sampled, regardless of cut-off grade, likely mining dimensions, location or continuity. It is a realistic inventory of mineralization which, under assumed and justifiable technical and economic conditions, might become economically extractable Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Reporting of tonnage and grade figures should reflect the order of accuracy of the estimate by rounding off to appropriately significant figures and by qualification with terms such as `approximately'".

     Inferred Resource: "An `Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which is limited or of uncertain quality and/or reliability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

The category is intended to cover situations where a mineral concentration or occurrence has been identified and limited measurements and sampling completed, but where the data are insufficient to allow the geological and/or grade continuity to be confidently interpreted. The assumptions made in evaluating an Inferred Mineral Resource must be reasonable, after considering all available information. Due to the uncertainty which may attach to some Inferred Mineral Resources, it cannot be assumed that all or part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is not sufficient to allow the appropriate application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Caution should be exercised if this category is considered in economic studies."

     Indicated Resource: "An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are too widely or inappropriately spaced to confirm geological continuity and/or grade continuity but are spaced closely enough for continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource.

A deposit may be classified as an indicated Mineral Resource when the nature, quality, amount and distribution of data are such as to allow the Competent Person determining the Mineral Resource to confidently interpret the geological framework and to assume continuity of mineralization. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability."

     Cutoff: As stated above, the author (Russell, 2004) used a cutoff of 20 feet of 0.015 oz/ton Au to estimate the inferred gold resource at Pony Creek. The thickness of the interval and the grade of that interval are widely used in the industry as acceptable criteria to evaluate the potential of pre-development gold deposits. For example, Gold Fields Mining Company (author's personal knowledge) used 20 feet as a potential bench height and a grade of the mineralized material over that bench height of 0.15oz/ton as the lower end grade of a potentially economic heap leach operation. Gold Fields established the criteria initially in the exploration for and development of the Mesquite Mine in Imperial County, California, and continued to use the criteria in the subsequent development of the Chimney Creek Mine (now the Twin Creeks Mining Complex of Newmont) in Nevada, as well as other gold deposits in the Great Basin.

Resource Estimate

The author presents the resource estimate for the Pony Creek property in the following table:

GOLD RESOURCES OF THE
PONY CREEK PROPERTY

Item	Parameter
Area	Approx. 2.4 Miles Long by 2,000'ŒWide on the South end to 4,800'Œ
Wide on the North end. Area Totals 33,764,000 ft2
Tonnage Factor	12 ft3 /ton
Cutoff of 2004 Est.	20'Œ@ 0.015 oz/ton Au
Grade of 2004 Est.	0.044 oz/ton Au
Thickness	Composite Average Thickness of Intercept: 36'Œ
Mineralized Holes A	48 /151 Holes Drilled in Area (32%) Cutoff of 20.0'Œ@ 0.015 oz/ton
Au
Mineralized Holes B	88/151 Holes Drilled in Area (58%) Contain at Least 5.0'Œ@ 0.010
oz/ton Au
Indicated Resource	65,000 oz @ 0.057 oz/ton (as reported by Newmont)
Inferred Resource	1,426,000 oz @ 0.044 oz/ton Au

The primary goal of most of the previous exploration programs at Pony Creek had been to develop an open pit gold deposit(s). As a result, 92.5% of gold intercepts at a cutoff of 20 feet of 0.015 oz/ton are within 500 feet of the surface. The resource estimate results from the statistical examination of current, available assay data generated in the exploration of the Pony Creek property.

The Indicated Resource estimate was performed by Newmont Mining relatively early in their drilling program. Follow-up drilling on 100- to 200-foot centers of PC-20, which intersected 110 feet of 0.167 oz/ton Au from 405 to 515 in a vertical hole (including 25 feet of 0.450 oz/ton Au from 440 feet to 465 feet), intersected additional mineralization in narrow, structurally controlled zones within the rhyolite porphyry and underlying adjacent sediments. The author did not perform the calculation, but did check it in 1999

(Russell, 1999) and found it to be accurate within the guidelines of the SME (1999) criteria listed above.

The Inferred Resource estimate of the 2004 report (Russell, 2004) is 1,426,000 ounces at a grade of 0.044 oz/ton Au. This estimate is based on 151 holes drilled within the area of Resource Potential shown in Figures 3 and 4 (Russell, 2004). Using a cutoff of 20 feet of 0.015 oz/ton, 48 of the 151 holes (32%) meet or exceed the cutoff criteria (the holes and intercepts are listed in Appendix B of Russell, 2004). The average thickness of intercepts that meet or exceed the cutoff is 36 feet. Geological and grade continuity can be reasonably assumed at Pony Creek, based on the documented geologic and grade continuity at the Rain deposit and the other gold deposits in the Carlin Trend.

The area used in both the Inferred Resource reflects the proximal relationship of known gold mineralization to the rhyolite intrusive. Both the rhyolite- and sediment-hosted mineralization is documented and assumed. The estimate does not consider mineralization more distal to the intrusive, including potential mineralization in the Webb Formation; however, such distal mineralization will likely occur, based on the size and strength of the known mineralizing system at Pony Creek (Abbott, 2003; Russell, 2004). As stated earlier, the available data are not complete enough to determine the relationship between the true thickness of the gold intercepts and the length of the intercept in the drill holes, and in most cases, the orientation of the mineralization is unknown.

References

Abbott, E.W., 2003: Technical report on the Pony Creek property, Larrabee district, Elko County, Nevada, USA, for Mill City International Corporation, 93 p.

CIM, 2000: CIM Standards on mineral resources and reserves. Definitions and Guidelines. Prepared by the Canadian Institute of Mining, Metallurgy and Petroleum, 25 pages.

Russell, R.H., 1999: Pony Creek property, Elko County, Quest International Resources, internal report, 9 p.

Russell, R.H., 2004: Evaluation of the gold resource on the Pony Creek property, Larrabee Mining District, Elko County, Nevada, for Mill City International Corporation, 75 p.

SME, 1999: A Guide for reporting exploration information, resources, and reserves. Report of working party #79, society for Mining, Metallurgy and Exploration, Inc., 17 pages.